Filed Pursuant to Rule 433
Registration Statement No. 333-193960
March 3, 2014

US$750,000,000
Rogers Communications Inc.
5.00% Senior Notes due 2044
Dated March 3, 2014

The following information supplements (or supersedes, to the extent that it is inconsistent therewith) the Preliminary Prospectus Supplement dated March 3, 2014 relating to the below described securities (the “Preliminary Prospectus Supplement”). Capitalized terms used but not defined in this pricing term sheet shall have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Rogers Communications Inc.

Trade Date:	March 3, 2014

Settlement:	March 10, 2014 (T+5)1

Expected Ratings:	Moody’s Investors Service Inc.: Baa1 (Stable) Standard and Poor’s Rating Services: BBB+ (Stable) Fitch Ratings Ltd.: BBB+ (Negative)

Size:	US$750,000,000

Maturity:	March 15, 2044

Coupon:	5.00%

Public Offering Price:	99.231% of face amount

Yield to maturity:	5.050%

Spread to Benchmark Treasury:	1.500%

Benchmark Treasury:	3.750% due November 15, 2043

Benchmark Treasury Price and Yield:	103-21 / 3.550%

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2014

Redemption Provisions:

Make-whole call:	Callable prior to September 15, 2043 at the greater of par or a discount rate of Treasury plus 25 basis points.

Par call:	Callable on or after September 15, 2043 at 100%.

CUSIP / ISIN:	775109BB6 / US775109BB60

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated RBC Capital Markets, LLC J.P. Morgan Securities LLC

Co-Managers:	BMO Capital Markets Corp. Scotia Capital (USA) Inc. TD Securities (USA) LLC

1 Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade such notes on the date of pricing or the next succeeding business day should consult their own advisor.

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Changes to the Preliminary Prospectus Supplement

On March 3, 2014, RCI priced a Canadian offering of Cdn$1.25 billion of debt securities consisting of Cdn$250 million aggregate principal amount of floating rate senior notes due 2017, Cdn$400 million aggregate principal amount of 2.8% senior notes due 2019, and Cdn$600 million aggregate principal amount of 4.0% senior notes due 2024 (collectively, the “Canadian Notes”). The Canadian Notes, which were issued by RCI and guaranteed on an unsecured and unsubordinated basis by RCP, comprise a portion of the expected additional debt described under the heading “Summary of the Offering—Expected Additional Debt” and elsewhere in the Preliminary Prospectus Supplement. RCI intends to fund the  New Wireless Spectrum licenses with the net proceeds from the issuance of the 5.00% Senior Notes due 2044, the net proceeds from the issuance of the Canadian Notes, its available cash on hand, additional proceeds from its accounts receivable securitization program and, to the extent necessary, advances under its bank credit facility. The Canadian Notes are being offered only by means of a prospectus in each of the provinces of Canada. The offering of the Canadian Notes is not being made in the United States. Conforming changes are made throughout the Preliminary Prospectus Supplement to reflect the issuance of the Canadian Notes.

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Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, or RBC Capital Markets, LLC at 1-866-375-6829.